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                     December 1, 2022

       Laura Crossen
       Interim Chief Financial Officer
       Bed Bath & Beyond Inc.
       650 Liberty Avenue
       Union, NJ 07083

                                                        Re: Bed Bath & Beyond
Inc.
                                                            Form 10-K for
Fiscal Year Ended February 26, 2022
                                                            File No. 000-20214

       Dear Laura Crossen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services
       cc:                                              Susie A. Kim